(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA

RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

31-Aug-05

05011270

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

SUPPL

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 6/30/04
- Quarterly Report for filing of Form 51 dated 9/30/04
- Quarterly Report for filing of Form 51 dated 3/31/05
- Quarterly Report for filing of Form 51 dated 6/30/05
- News Release dated 6/22/04
- News Release dated 6/30/04
- News Release dated 7/26/04
- News Release dated 8/24/04
- News Release dated 9/24/04
- News Release dated 3/4/05
- Annualy Financial Statement for filing of Form 51 dated 12/31/04

Sun Entertainment Holding Corporation

Yours truly,

Gary G. Liu
Encl.

dlw 9/19

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
  Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2004
DATE OF REPORT: August 30, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/08/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	04/08/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2004

Schedule A
Exhibit 1

SUN ENTERTAINMENT CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2004
(Prepared by Management)

ASSETS:

CURRENT ASSETS:	2004	2003
Cash	371,692	162,612
Royalty Reserve Cash	557,538	243,917
Accounts receivable	12,331	53,752
Inventory	67,687	62,227
Prepaid expenses	271	274
Total Current Assets	1,009,519	522,782
Fixed Assets; less accumulated depreciation of $11,206		
GOODWILL, net of amortization of $80,540	147,535	147,535
	1,157,054	670,317
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	671,954	349,246
Due to officers	46,200	46,200
Due to Affiliate	78,084	100,719
Total current liabilities	796,238	496,165
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,944,779)	(3,131,443)
	360,816	174,152
	1,157,054	670,317

Approved by the Directors:

"Terry O. Lashman" Director

"John A. Singleton" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
Six Months Ended June 30, 2004
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Jun 30 2004	6 Months Ended Jun 30 2004	3 Months Ended Jun 30 2003	6 Months Ended Jun 30 2003
ROYALTY REVENUES	609,231	935,919	326,532	631,619
INTEREST AND OTHER REVENUES	44,160	54,273	55,183	156,127
TOTAL REVENUES	653,390	990,191	381,715	787,746
OPERATING EXPENSES				
Wages	57,814	116,829	53,372	111,370
Outside Services	28,172	55,471	32,236	68,180
Office supplies	8,748	10,633	8,314	11,984
Postage	3,033	5,573	4,806	7,107
Rent	1,102	1,851	1,860	2,406
Auto	10,605	17,429	4,811	10,577
Security	3	391	36	400
Software	2,418	6,928	701	1,081
Copy Machine	200	378	193	380
Telephone	3,866	5,360	3,685	6,554
Dues & Subscriptions	1,955	3,111	1,096	1,657
Disposal	1,259	2,182	1,332	2,036
Copyrights & Trademarks	40	79	175	175
Consulting & Commissions	6,721	15,225	5,008	19,315
CDs/Cassettes Costs	15,274	18,130	12,538	22,913
Royalty Expense	164,745	253,654	104,545	150,435
Travel, entertainment and promotion	26,212	69,895	37,247	98,862
Legal and accounting	47,437	53,964	33,472	38,726
Utilities and taxes	6,981	15,845	5,679	15,583
Insurance	5,964	11,648	6,262	13,414
Management fees	15,988	36,329	23,960	37,566
Listing and transfer fees	4,424	9,548	3,943	8,602
Bank charges and interest	3,001	5,187	6,957	8,833
Amortization of goodwill	0	0	0	0
Repairs and maintenance	1,106	1,722	1,098	871
Total operating expenses	417,068	717,361	353,326	639,027
INCOME (LOSS) FROM OPERATIONS	236,324	272,831	28,389	148,719
FOREIGN EXCHANGE	286	1,092	415	415
EARNINGS (LOSS) FOR THE PERIOD	236,038	271,739	27,974	148,304
DEFICIT, BEGINNING	(3,325,332)	(3,295,248)	(3,131,443)	(3,302,108)
DEFICIT, ENDING	(3,089,294)	(3,023,509)	(3,103,469)	(3,131,443)
EARNINGS (LOSS) PER SHARE	$0.02	$0.02	$0.01	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Six Months Ended June 30, 2004
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Jun 30 2004	6 Months Ended Jun 30 2004	3 Months Ended Jun 30 2003	6 Months Ended Jun 30 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	236,038	271,739	27,974	148,304
Amortization of goodwill, a charge not involving cash	0	0	0	0
	236,038	271,739	27,974	148,304
Net change in non-cash working capital balances relating to operations	159,747	190,463	(45,617)	(127,296)
	395,785	462,202	(17,643)	21,008
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	395,785	462,202	(17,643)	21,008
CASH AT BEGINNING OF PERIOD	533,445	467,028	424,172	385,521
CASH AT END OF PERIOD	929,230	929,230	406,529	406,529

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.3339	1.3495
Average rate for the period	1.3151	1.4609

June 30	2004	2003

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2004	2003
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$ 147,535	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2004	2003
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 71,627	$ 68,027
Advances from directors	46,200	46,200
Due to companies controlled by directors	78,084	113,301
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	17,102	27,532

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $78,900 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at June 30, 2004 and 2003	11,921,679	$ 11,921,679

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2004
DATE OF REPORT: August 30, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/08/30 Y M D
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED**
"John A. Singleton"	John A. Singleton	04/08/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the six-month period ending June 30, 2004 were $990,191 up 26% compared to $787,746 for the same period of 2003. Royalty and license fee revenues for the current period were 935,919 compared to $631,619 for the same period of 2003.

During the current period, fifty one (51%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty one (41%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records,

Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold

The cost of goods sold for the six-month period ending June 30, 2004 were $271,784 compared to $117,083 for the same period of 2003. Timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses

Overhead for the six-month period ending June 30, 2004 was $445,487 compared to $521,944 for the same period of 2003.

Statement of Operations & Deficit

The earnings for the six-month period ending June 30, 2004 were $271,739 compared to $148,304 for the same period of 2003. The increase in earnings was due to the increase in royalty revenues.

Finance & Cash Flow

Cash used in operating activities during the six-month period ending June 30, 2004 was $462,202 compared to $21,008 for the same period of 2003. The increase in cash usage was primarily due to the increase in royalties paid to recording artists.

No cash used in investing activities during the six-month period ending June 30, 2004 or for the same period of 2003.

There were no financing activities during the six-month period ending June 30, 2004 or for the same period of 2003.

The global music business in 2003 fell by 7.6% from the previous year to a value of US$32 billion at the retail level, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US market, which accounts for 37% of the world's music sales, experienced a recovery in the last quarter of 2003 and that upward motion has continued in the first quarter of 2004. The top ten markets in the world in 2003 were the United States, Japan, the United Kingdom, France, Germany, Canada, Australia, Italy, Spain and the Netherlands. Another positive area of growth is music DVDs for which the global market in 2003 increased by two-thirds and now accounts for 5.7% of the overall value of recorded music. The IFPI report predicts that the global music market will continue to drop (at lower rates than in previous years) for the next two years before a return to growth in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media have been "Match Box" as performed by Carl Perkins in the television series "Smallville" and "Iko Iko" as performed by the Dixie Cups, "The Boy From New York City" as performed by the Ad Libs, "He Ain't No Angel" as performed by the Ad Libs and "I Can't Go" as performed by Evie Sands, all of which were used in the television series "American Dreams". "Folsom Prison Blues" as performed by Johnny Cash was included in the "Starsky and Hutch" movie and soundtrack album.

"Whole Lot of Shakin' Going On" as performed by Jerry Lee Lewis was licensed to International Game Technology for use in the slot machine titled King Pin Bowling Game and for use in the television movie, "The Mystery of Natalie Wood".

In connection with the 50th anniversary of Rock and Roll, which is July 5, 2004 and is 50 years after Elvis Presley's first Sun Records recordings (That's All Right and "Blue Moon of Kentucky), the Sun Records logo

was licensed during the current period for uses related to this event. BMG Records used the Sun logo on a special Elvis commemorative album, "Elvis At Sun" and a re-release of Elvis' first Sun single. Rolling Stone magazine and Miller Brewing Company used the Sun logo on 5 million Miller Lite beer cans. TV Guide magazine included the Sun logo on a mini CD containing an unreleased Elvis live performance of "That's All Right" that was attached in a clear plastic sleeve to 2 million copies of the July 4-10, 2004 issue of TV Guide.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Revenues	$1,363.414	$1,340,413	$ 1,277,630
Cost of sales	$ 484,705	$ 440,631	$ 466,279
Gross profit	$ 878,709	$ 899,782	$ 811,351
% Gross profit	64.45%	67.13%	63.50%
Expenses	$ 833,249	$ 931,317	$ 878,429
Net Earnings (Loss)	$ 45,460	$ (31,535)	$ (67,078)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.004	$ (0.003)	$ (0.006)
Total assets	$ 702,982	$ 634,409	$ 573,099
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2003	2003	2003	2003	2002	2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	653,390	336,801	310,188	282,046	381,715	406,031	240,250	455,765
Net Earnings (Loss)	236,038	35,701	5,514	(111,358)	27,974	120,327	(349,874)	226,380
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.00	0.00	(0.01)	0.00	0.00	(0.03)	0.02	0.01

LIQUIDITY AND RISKS

As at June 30, 2004, the Company had a working capital surplus of $213,281 compared to a working capital deficit of $23,721 as at December 31, 2003, the end of the Company's last completed fiscal year. The surplus was a direct result of the increased royalty revenues and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES
Refer to Note 5.

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
  Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: September 30, 2004
DATE OF REPORT: November 29, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/11/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	04/11/29 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2004 and December 31, 2003
(Prepared by Management)

Schedule A
Exhibit 1

	9/30/04	12/31/03
ASSETS:		
CURRENT ASSETS:		
Cash	354,747	162,612
Royalty Reserve Cash	532,121	243,917
Accounts receivable	10,105	53,752
Inventory	63,231	62,227
Prepaid expenses	1,988	274
Total Current Assets	962,192	522,782
Fixed Assets; less accumulated depreciation of $11,206	24,937	
GOODWILL, net of amortization of $80,540	147,535	147,535
	1,134,664	670,317
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	894,892	349,246
Due to officers	46,200	46,200
Due to Affiliate	70,622	100,719
Total current liabilities	1,011,714	496,165
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,182,645)	(3,131,443)
	122,950	174,152
	1,134,664	670,317

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2004
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Sep 30 2004	9 Months Ended Sep 30 2004	3 Months Ended Sep 30 2003	9 Months Ended Sep 30 2003
ROYALTY REVENUES	234,258	1,170,177	264,363	895,982
INTEREST AND OTHER REVENUES	26,483	80,756	17,684	173,811
TOTAL REVENUES	260,742	1,250,933	282,046	1,069,792
OPERATING EXPENSES				
Wages	60,773	177,602	64,367	175,737
Outside Services	29,713	85,184	44,009	112,189
Office supplies	2,166	12,799	3,609	15,593
Postage	1,910	7,483	3,904	11,011
Rent	601	2,452	745	3,151
Auto	6,465	23,894	5,663	16,240
Security	(11)	380	0	400
Software	720	7,648	1,935	3,016
Copy Machine	182	560	199	579
Telephone	2,629	7,989	2,425	8,979
Dues & Subscriptions	2,395	5,506	909	2,566
Disposal	600	2,782	1,014	3,050
Copyrights & Trademarks	151	230	44	219
Consulting &Commissions	11,577	26,802	(1,816)	17,499
CDs/Cassettes Costs	4,561	22,691	8,452	31,365
Royalty Expense	299,958	553,612	140,867	291,302
Travel, entertainment and promotion	19,466	89,361	56,155	155,017
Legal and accounting	21,646	75,610	20,227	58,953
Utilities and taxes	7,715	23,560	8,265	23,848
Insurance	8,780	20,428	1,782	15,196
Management fees	25,152	61,481	24,258	61,824
Listing and transfer fees	646	10,194	640	9,242
Bank charges and interest	1,734	6,921	2,940	11,773
Amortization of goodwill	0	0	0	0
Repairs and maintenance	1,086	2,808	2,135	3,006
Total operating expenses	510,617	1,227,978	392,728	1,031,755
INCOME (LOSS) FROM OPERATIONS	(249,876)	22,955	(110,682)	38,037
FOREIGN EXCHANGE	824	1,916	676	1,091
EARNINGS (LOSS) FOR THE PERIOD	(250,700)	21,039	(111,358)	36,946
DEFICIT, BEGINNING	(3,023,509)	(3,131,443)	(3,103,469)	(3,272,072)
DEFICIT, ENDING	(3,274,209)	(3,182,645)	(3,235,126)	(3,235,126)
EARNINGS (LOSS) PER SHARE	($0.02)	$0.01	($0.01)	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2004
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2004	9 Months Ended Sep 30 2004	3 Months Ended Sep 30 2003	9 Months Ended Sep 30 2003
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(250,700)	21,039	(111,358)	36,946
Amortization of goodwill, a charge not involving cash				
	(250,700)	21,039	(111,358)	36,946
Net change in non-cash working capital balances relating to operations	(208,338)	(459,300)	(36,934)	(21,321)
	(42,362)	480,339	(74,424)	58,267
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(42,362)	480,339	(74,424)	58,267
CASH AT BEGINNING OF PERIOD	929,230	406,529	406,529	273,838
CASH AT END OF PERIOD	886,868	886,868	332,105	332,105

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.2614	1.3493
Average rate for the period	1.2788	1.4608

March 31	2003	2002

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2003	2002
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$ 147,535	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2003	2002
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 65,734	$ 66,588
Advances from directors	46,200	46,200
Due to companies controlled by directors	70,622	160,741
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	34,176	34,006

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $87,650 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at September 30, 2004 and 2003	11,921,679	$	3,305,595

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER:	Sun Entertainment Holding Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	Director
CONTACT TELEPHONE:	(604) 684-7929
FOR QUARTER ENDED:	September 30, 2004
DATE OF REPORT:	November 29, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/11/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	04/11/29 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September 30, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the nine-month period ending September 30, 2004 were $1,250,933 up 17% compared to $1,069,792 for the same period of 2003. Royalty and license fee revenues for the current period were $1,170,177 compared to $895,982 for the same period of 2003.

During the current period, fifty eight (58%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty two (42%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records,

Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold for the nine-month period ending September 30, 2004 were $576,303 compared to $322,667 for the same period of 2003. Increased royalty revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the six-month period ending June 30, 2004 was $651,675 compared to $709,088 for the same period of 2003.

Statement of Operations & Deficit
The earnings for the nine-month period ending September 30, 2004 were $21,039 compared to $36,946 for the same period of 2003. The decrease in earnings was due to the increase in cost of goods sold, which includes royalty expenses.

Finance & Cash Flow
Cash used in operating activities during the nine-month period ending September 30, 2004 was $773,857 compared to $996,474 for the same period of 2003. The decrease in cash usage was primarily due to the decrease in royalties paid to recording artists, for one major recording is in dispute with his estranged wife and royalties for this artist are being accrued, but not actually being paid pending the resolution of the dispute.

No cash was used in investing activities during the nine-month period ending September 30, 2004 or for the same period of 2003.

There were no financing activities during the nine-month period ending September 30, 2004 or for the same period of 2003.

The global music business in 2003 fell by 7.6% from the previous year to a value of US$32 billion at the retail level, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US market, which accounts for 37% of the world's music sales, experienced a recovery in the last quarter of 2003 and that upward motion has continued in the first quarter of 2004. The top ten markets in the world in 2003 were the United States, Japan, the United Kingdom, France, Germany, Canada, Australia, Italy, Spain and the Netherlands. Another positive area of growth is music DVDs for which the global market in 2003 increased by two-thirds and now accounts for 5.7% of the overall value of recorded music. The IFPI report predicts that the global music market will continue to drop (at lower rates than in previous years) for the next two years before a return to growth in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media have been "Match Box" as performed by Carl Perkins in the television series "Smallville" and "Iko Iko" as performed by the Dixie Cups, "The Boy From New York City" as performed by the Ad Libs, "He Ain't No Angel" as performed by the Ad Libs and "I Can't Go" as performed by Evie Sands, all of which were used in the television series "American Dreams". "Folsom Prison Blues" as performed by Johnny Cash was included in the "Starsky and Hutch" movie and soundtrack album. "Red Hot" as performed by Billy Lee Riley and "Itchy" as performed by Sonny Burgess were used in the John Waters movie "A Dirty Shame" and "Red Hot" was also included in the soundtrack album from this movie.

"Whole Lot of Shakin' Going On" as performed by Jerry Lee Lewis was licensed to International Game Technology for use in the slot machine titled King Pin Bowling Game and for use in the television movie, "The Mystery of Natalie Wood".

In connection with the 50th anniversary of Rock and Roll, which was July 5, 2004 and is 50 years after Elvis Presley's first Sun Records recordings (That's All Right and "Blue Moon of Kentucky), the Sun Records logo was licensed during the current period for uses related to this event. BMG Records used the Sun logo on a special Elvis commemorative album, "Elvis At Sun" and a re-release of Elvis' first Sun single. Rolling Stone magazine and Miller Brewing Company used the Sun logo on 5 million Miller Lite beer cans. TV Guide magazine included the Sun logo on a mini CD containing an unreleased Elvis live performance of "That's All Right" that was attached in a clear plastic sleeve to 2 million copies of the July 4-10, 2004 issue of TV Guide.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Revenues	$1,363.414	$1,340,413	$ 1,277,630
Cost of sales	$ 484,705	$ 440,631	$ 466,279
Gross profit	$ 878,709	$ 899,782	$ 811,351
% Gross profit	64.45%	67.13%	63.50%
Expenses	$ 833,249	$ 931,317	$ 878,429
Net Earnings (Loss)	$ 45,460	$ (31,535)	$ (67,078)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.004	$ (0.003)	$ (0.006)
Total assets	$ 702,982	$ 634,409	$ 573,099
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2004	2004	2003	2003	2003	2003	2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	1,250,933	653,390	336,801	310,188	282,046	381,715	406,031	240,250
Net Earnings (Loss)	21,039	236,038	35,701	5,514	(111,358)	27,974	120,327	(349,874)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.00	0.00	0.00	(0.01)	0.00	0.00	(0.03)	0.02

LIQUIDITY AND RISKS

As at September 30, 2004, the Company had a working capital deficit of $49,522 compared to a working capital surplus of $26,167 as at December 31, 2003, the end of the Company's last completed fiscal year. The deficit was a direct result of the increased royalty accruals and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
  Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2005
DATE OF REPORT: May 30, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	05/05/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
March 31, 2005 and December 31, 2004
(Prepared By Management)

ASSETS

CURRENT ASSETS	31-Mar-05	31-Dec-04
Cash & royalty reserve cash	835,787	533,445
Accounts receivable	19,262	24,075
Inventory	50,740	70,296
Prepaid expenses	252	266
Total Current Assets	906,041	628,082
FIXED ASSETS, less accumulated depreciation of $35,735	-	-
GOODWILL, net of amortization of $80,540 and impairment of $147,5[illegible]	-	147,535
	906,041	775,617

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	770,825	498,773
Due to officers	46,200	46,200
Due to Affiliate	91,000	113,845
Total current liabilities	908,025	658,818

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,307,579)	(3,188,796)
	(1,984)	116,799
	906,041	775,617

Approved by the Directors:

"Terry O. Lashman" Director

"John A. Singleton" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 31-Mar-05	3 Months Ended 30-Mar-04
ROYALTY REVENUES	349,052	326,688
INTEREST AND OTHER REVENUES	3,527	10,113
Total Revenues	352,579	336,801
OPERATING EXPENSES		
Wages	46,938	59,015
Outside services	30,995	27,299
Office supplies	2,597	1,885
Postage	3,100	2,540
Rent	701	749
Auto	5,517	6,824
Securitiy	37	388
Software	1,066	4,510
Copy machine	184	178
Telephone	3,026	1,494
Dues and subscriptions	1,171	1,156
Disposal	955	923
Copyrights and trademarks	3,050	39
Consulting and commission	495	8,504
CDs/cassettes costs	5,767	2,856
Royalty Expense	126,089	88,909
Travel, entertainment and promotion	27,165	43,683
Legal and accounting	22,536	6,527
Utilities and taxes	8,115	8,864
Insurance	8,831	5,684
Management fees	22,472	20,341
Listing and transfer fees	5,325	5,124
Bank charges and interrest	2,807	2,186
Amortization of goodwill	-	-
Repairs and maintenance	2,174	616
Total operating expenses	331,113	300,294
INCOME (LOSS) FROM OPERATIONS	21,466	36,507
FOREIGN EXCHANGE	2,969	806
EARNINGS (LOSS) FOR THE PERIOD	18,497	35,701
DEFICIT, BEGINNING	(3,326,076)	(2,912,860)
DEFICIT, ENDING	(3,307,579)	(2,909,475)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ 0.01

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Prepared By Management)

	3 Months Ended 31-Mar-05	3 Months Ended 31-Mar-04
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	18,497	35,701
Amortization of goodwill, a charge not involving cash	-	-
	18,497	35,701
Net change in non-cash working capital balances relating to operations	88,093	30,716
	106,590	66,417
FINANCING ACTIVITIES		
Advances from directors	-	-
Shares issued	-	-
	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIO	106,590	66,417
CASH AT BEGINNING OF PERIOD	729,197	467,028
CASH AT END OF PERIOD	835,787	533,445

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at March 31	1.2408	1.3111
Average rate for the quarter	1.2202	1.3037

March 31	2005	2004

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

During the prior year the Company undertook a valuation of its wholly-owned subsidiary, Sun Entertainment Corporation, and determined that the remaining amount of the recorded goodwill related to the subsidiary was impaired. Accordingly, the Company provided an impairment allowance of $147,535 to recognize the impairment in the carrying amount of the goodwill. The resulting net carrying amount of goodwill is as follows

	2005	2004
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously amortized	(80,540)	(80,540)
Impairment provision	(147,535)	
	$	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2005	2004
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 66,888	$ 66,888
Advances from directors	46,200	46,200
Due to companies controlled by directors	113,845	113,845
Statement of Operations:		
Management fees incurred to a company controlled by a director	6,000	6,000
Royalties incurred to company controlled by a director (Note 2)	18,332	11,313

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $73,200 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at March 31, 2004 and 2003	11,921,679	$	3,298,095

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
• Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
:ONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2005
DATE OF REPORT: May 30, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	05/05/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2005

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 as well as the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2005.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States, Madacy and Direct Source in Canada and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the three-month period ending March 31, 2005 were $352,579 up 5% compared to $336,801 for the same period of 2004. Royalty and license fee revenues for the current period were 349,052 compared to $326,688 for the same period of 2004.

During the current period, forty four (44%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining sixty (66%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music, Universal Music and Varese Sarabande. The Company receives most of its revenues from outside the

United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the three-month period ending March 31, 2005 were $131,856 compared to $91,765 for the same period of 2004. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the three-month period ending March 31, 2005 was $199,257 compared to $209,529 for the same period of 2004.

Statement of Operations & Deficit
The earnings for the three-month period ending March 31, 2005 were $18,497 compared to $35,701 for the same period of 2004. The decrease in earnings was due to the increase in cost of goods sold and the increase in legal and accounting fees.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2005 was $106,590 compared to $66,417 for the same period of 2004. The increase in cash usage was primarily due to the increase in royalties paid to recording artists and legal and accounting fees.

No cash was used in investing activities during the three-month period ending March 31, 2005 or for the same period of 2004.

There were no financing activities during the three-month period ending March 31, 2005 or for the same period of 2004.

After four years of declining sales, the global music business is showing signs of stabilization. In 2004 world shipments of music achieved a value of US$33.6 billion at the retail level, down 1.3% from 2003, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US and UK markets, which account for 36% and 10%, respectively, of the world's music sales, experienced strong performances in 2004 and the rate of sales declines in other major markets such as Germany indicates a positive trend in world music sales. The top ten markets in the world in 2004 were the United States, Japan, the United Kingdom, Germany, France, Australia, Canada, Italy, Spain and the Netherlands. The IFPI report stated that digital sales rose "exponentially" in 2004. In the four major music markets, (the United States, United Kingdom, France and Germany), more than 200 million downloads were sold and this was 10 times as many sold in 2003. IFPI predicts that the trend will continue in 2005, based on sales reports for the first two months of 2005. The Another positive area of growth is music DVDs which continue to grow. The IFPI report predicts that the global music market will continue to stabilize with a flat market in 2005.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media Are "He Ain't No Angel" as performed by the Ad Libs in the television series "American Dreams" and four Johnny Cash recordings in the motion picture "Dear Mr. Cash". The Johnny Cash bio picture "Walk The Line" was originally scheduled for a spring 2005 release, but this has been changed to November, 2005. The Company will have several master recordings that will be used in "Walk The Line".

The Company signed license agreements with the top two internet download companies in the United States during the current period. Apple Computer's iTunes Music store is the largest digital music download company in the United States with 70% of the market. iTunes sells individual music tracks for US$0.99 to its customers. EMusic is the number two company in the US and its business model is a subscription service that allows

consumers to download a fixed number of tracks each month for a monthly fee. The Company will receive revenues from iTunes and EMusic for each download of the Company's master recordings.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$1,679,063	$1,363.414	$1,340,413
Cost of sales	$ 774,581	$ 484,705	$ 440,631
Gross profit	$ 904,482	$ 878,709	$ 899,782
% Gross profit	53.87%	64.45%	67.13%
Expenses	$ 1,034,315	$ 833,249	$ 931,317
Net Earnings (Loss)	$ (129,833)	$ 45,460	$ (31,535)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.004	$ 0.004	$ (0.003)
Total assets	$ 894,607	$ 702,982	$ 634,409
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2005	2004	2004	2004	2004	2003	2003	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	352,579	428,130	260,742	653,390	336,801	310,188	282,046	381,715
Net Earnings (Loss)	18,497	(150,872)	(250,700)	236,038	35,701	8,514	(111,358)	27,974
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.00	0.00	(0.01)	0.00	0.00	(0.03)	0.02	0.01

LIQUIDITY AND RISKS
As at March 31, 2005, the Company had a working capital deficit of $1,984 compared to a working capital deficit of $79,274 as at December 31, 2004, the end of the Company's last completed fiscal year. The decreased deficit was a direct result of the increased cash on hand, accounts receivable and inventory, decreased accounts payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

QUARTERLY REPORT

INCORPORATED AS PART OF: • Schedule A
Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2005
DATE OF REPORT: August 25, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/08/25 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	05/08/25 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

SUN ENTERTAINMENT CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2005
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

	2005	2004
CURRENT ASSETS:		
Cash	434,144	371,692
Royalty Reserve-Cash	651,215	557,538
Accounts receivable	14,798	12,331
Inventory	47,458	67,687
Prepaid expenses	249	271
Total Current Assets	1,147,864	1,009,519
Fixed Assets; less accumulated depreciation of $35,735		
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	147,535
	1,147,864	1,157,054

LIABILITIES

	2005	2004
CURRENT LIABILITIES		
Accounts payable and accrued expenses	849,244	671,954
Due to officers	45,500	46,200
Due to Affiliate	102,149	78,084
Total current liabilities	996,893	796,238

SHARE CAPITAL AND DEFICIT

	2005	2004
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,154,624)	(2,944,779)
	150,971	360,816
	1,147,864	1,157,054

Approved by the Directors:

"TERRY O. LASHMAN" Director

"JOHN A. SINGLETON" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2005
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Jun 30 2005	6 Months Ended Jun 30 2005	3 Months Ended Jun 30 2004	6 Months Ended Jun 30 2004
ROYALTY REVENUES	531,358	880,410	609,231	935,919
INTEREST AND OTHER REVENUES	23,112	26,639	44,160	54,273
TOTAL REVENUES	554,470	907,049	653,390	990,191
OPERATING EXPENSES				
Wages	46,701	93,640	57,814	116,829
Outside Services	31,273	62,268	28,172	55,471
Office supplies	2,794	5,392	8,748	10,633
Postage	1,373	4,473	3,033	5,573
Rent	1,006	1,706	1,102	1,851
Auto	4,555	10,072	10,605	17,429
Security	0	36	3	391
Software	1,889	2,956	2,418	6,928
Copy Machine	204	388	200	378
Telephone	3,837	6,863	3,866	5,360
Dues & Subscriptions	5,170	6,341	1,955	3,111
Disposal	977	1,932	1,259	2,182
Copyrights & Trademarks	-20	3,031	40	79
Consulting & Commissions	12,823	13,318	6,721	15,225
CDs/Cassettes Costs	3,166	8,933	15,274	18,130
Royalty Expense	188,343	314,432	164,745	253,654
Travel, entertainment and promotion	32,003	59,168	26,212	69,895
Legal and accounting	35,473	58,009	47,437	53,964
Utilities and taxes	6,233	14,348	6,981	15,845
Insurance	4,976	13,807	5,964	11,648
Management fees	11,955	34,427	15,988	36,329
Listing and transfer fees	4,315	9,640	4,424	9,548
Bank charges and interest	4,336	7,143	3,001	5,187
Amortization of goodwill	0	0	0	0
Repairs and maintenance	2,549	4,723	1,106	1,722
Total operating expenses	405,930	737,043	417,068	717,361
INCOME (LOSS) FROM OPERATIONS	148,540	170,005	236,324	272,831
FOREIGN EXCHANGE	680	3,649	286	1,092
EARNINGS (LOSS) FOR THE PERIOD	147,860	166,356	236,038	271,739
DEFICIT, BEGINNING	(3,302,484)	(3,320,980)	(3,180,817)	(3,216,518)
DEFICIT, ENDING	(3,154,624)	(3,154,624)	(2,944,779)	(2,944,779)
EARNINGS (LOSS) PER SHARE	$0.01	$0.02	$0.02	$0.02

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
6/30/05
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Jun 30 2005	6 Months Ended Jun 30 2005	3 Months Ended Jun 30 2004	6 Months Ended Jun 30 2004
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	147,860	166,356	236,038	271,739
Amortization of goodwill, a charge not involving cash	0	0	0	0
	147,860	166,356	236,038	271,739
Net change in non-cash working capital balances relating to operations	101,712	189,806	159,747	190,463
	249,572	356,162	395,785	462,202
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	249,572	356,162	395,785	462,202
CASH AT BEGINNING OF PERIOD	835,787	729,197	533,445	467,028
CASH AT END OF PERIOD	1,085,359	1,085,359	929,230	929,230

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.2250	1.3339
Average rate for the period	1.2122	1.3151

June 30	2005	2004

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2005	2004
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2005	2004
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 102,149	$ 71,627
Advances from directors	45,500	46,200
Due to companies controlled by directors	59,059	78,084
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	44,706	17,102

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $73,000 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at June 30, 2005 and 2004	11,921,679	$ 11,921,679

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
• Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
:ONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2005
DATE OF REPORT: August 25, 2005

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	05/08/25 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"John A. Singleton"	John A. Singleton	05/08/25 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2005

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2004 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2005.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the six-month period ending June 30, 2005 were $907,049 down 8.4% compared to $990,191 for the same period of 2004. Royalty and license fee revenues for the current period were $880,410 compared to $935,919 for the same period of 2004.

During the current period, forty three (43%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty seven (57%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records,

Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold for the six-month period ending June 30, 2005 were $323,365 compared to $271,784 for the same period of 2004. Timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the six-month period ending June 30, 2005 was $413,678 compared to $445,487 for the same period of 2004.

Statement of Operations & Deficit
The earnings for the six-month period ending June 30, 2005 were $166,356 compared to $271,739 for the same period of 2004. The decrease in earnings was due to the decrease in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the six-month period ending June 30, 2005 was $356,162 compared to $462,202 for the same period of 2004. The decrease in cash usage was primarily due to the decrease in overhead and accrual of royalties but not yet paid to recording artists.

No cash used in investing activities during the six-month period ending June 30, 2005 or for the same period of 2004.

There were no financing activities during the six-month period ending June 30, 2005 or for the same period of 2004.

After four years of declining sales, the global music business is showing signs of stabilization. In 2004 world shipments of music achieved a value of US$33.6 billion at the retail level, down 1.3% from 2003, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US and UK markets, which account for 36% and 10%, respectively, of the world's music sales, experienced strong performances in 2004 and the rate of sales declines in other major markets such as Germany indicates a positive trend in world music sales. The top ten markets in the world in 2004 were the United States, Japan, the United Kingdom, Germany, France, Australia, Canada, Italy, Spain and the Netherlands. The IFPI report stated that digital sales rose "exponentially" in 2004. In the four major music markets, (the United States, United Kingdom, France and Germany), more than 200 million downloads were sold and this was 10 times as many sold in 2003. IFPI predicts that the trend will continue in 2005, based on sales reports for the first two months of 2005. Another positive area of growth is music DVDs which continue to grow. The IFPI report predicts that the global music market will continue to stabilize with a flat market in 2005.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media Are "He Ain't No Angel" as performed by the Ad Libs in the television series "American Dreams" and four Johnny Cash recordings in the motion picture "Dear Mr. Cash". The Johnny Cash bio picture "Walk The Line" was originally scheduled for a spring 2005 release, but this has been changed to November, 2005. The Company will have several master recordings that will be used in "Walk The Line". Two early Elvis Presley master recordings that the Company controls were used in the CBS mini series "Elvis" that was broadcast in April, 2005.

The Company signed license agreements with the top two internet download companies in the United States during the current period and selected master recordings from these companies became available to the public

during the latter part of the current period. Apple Computer's iTunes Music store is the largest digital music download company in the United States with 70% of the market. iTunes sells individual music tracks for US$0.99 to its customers. EMusic is the number two company in the US and its business model is a subscription service that allows consumers to download a fixed number of tracks each month for a monthly fee. The Company will receive revenues from iTunes and EMusic for each download of the Company's master recordings.

SELECTED ANNUAL INFORMATION

	2004	2003	2002
Revenues	$1,679,063	$1,363,414	$1,340,413
Cost of sales	$ 7745815	$ 484,705	$ 440,631
Gross profit	$ 904,482	$ 878,709	$ 899,782
% Gross profit	53.87%	64.45%	67.13%
Expenses	$ 1,034,315	$ 833,249	$ 931,317
Net Earnings (Loss)	$ (129,833)	$ 45,460	$ (31,535)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ (0.004)	$ 0.004	$ (0.003)
Total assets	$ 894,607	$ 702,982	$ 634,409
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2005	2005	2004	2004	2004	2004	2003	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	554,470	352,579	428,130	260,742	653,390	336,801	310,188	282,046
Net Earnings (Loss)	147,860	18,497	(150,872)	(250,700)	236,038	35,701	8,514	(111,358)
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.00	0.00	(0.01)	0.00	0.00	(0.03)	0.02	0.01

LIQUIDITY AND RISKS

As at June 30, 2005, the Company had a working capital surplus of $150,971 compared to a working capital deficit of $79,274 as at December 31, 2004, the end of the Company's last completed fiscal year. The surplus was a direct result of the increased royalty revenues and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES
Refer to Note 5.

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 02.04
22 June 2004

12G3(B)#82-1776
Standard & Poor's Listed

BMG Strategic Marketing Group Releases "ELVIS AT SUN"

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with BMG Strategic Marketing Group for the use of the Sun logo to market a 19-track CD and vinyl release, "ELVIS AT SUN," of Elvis Presley on the Sun label.

This product will be shipped throughout the world beginning June 22.

"ELVIS AT SUN," is the definitive collection of Presley's work at Sun's original recording studio in Memphis, Tennessee. The songs were recorded in 1954 and 1955 with the legendary producer Sam Phillips. The CD contains most of the original recordings including "That's All Right", Blue Moon of Kentucky", "Mystery Train," "Trying to Get to You," and "Good Rockin' Tonight" – all updated for improved audio quality, featuring many performances recorded from newly found tapes. It also includes alternate version of songs from the original recording sessions.

This release is expected to sell millions worldwide.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 7000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Todd S.Weigel at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 03.04
30 June 2004

12G3(B)#82-1776
Standard & Poor's Listed

TV Guide Uses Sun Logo on a Series of 4 TV Guide Covers for over 2 Million Magazines

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with TV Guide for the use of the Sun logo on a series of 4 TV Guide covers starting July 1, 2004. The four covers will involve approximately 2 million magazines.

In celebration of 50 years of Rock 'n' Roll, TV Guide will be issuing four commemorative covers for its July 4th issue (on newsstands July 1st). Each of the four covers depicts Elvis Presley during a different phase of his legendary career and all newsstand copies will be affixed with a mini Sun CD featuring a never before released version of Elvis's first single at Sun, "That's All Right".

The Sun CD is inserted in a clear plastic sleeve on the outside of the cover so the see-through will prominently display Elvis Presley on the Sun label.

The July 4th version of TV Guide will be available in hundreds of thousands of retail outlets throughout North America.

Sun Entertainment Holding Corporation has the exclusive worldwide rights to manufacture and distribute the recordings containing the performances embodied in approximately 7000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Todd S.Weigel at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 04.04
July 26, 2004

12G3(B)#82-1776
Standard & Poor's Listed

Elvis and Sun on Five Million Miller Beer Cans

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with The Miller Brewing Company and Rolling Stone Magazine for distribution of 5,000,000 cans of Miller beer.

Each can of Tall Boys (24 ounce cans) contains a photograph of the 1977 Rolling Stone Magazine Cover that featured Elvis Presley along with an image of the original 45 rpm Sun Record single recording of "That's all Right"

This beer containing the image of both Elvis and the Sun Label is being sold all throughout North America, mostly in convenience stores. This agreement was in conjunction with Elvis Presley Enterprises.

The single, "That's all Right", by Elvis Presley is currently #3 in the national charts in the United Kingdom and is selling extremely well in world markets.

Sun Entertainment Holding Corporation has the exclusive worldwide rights to manufacture and distribute the recordings containing the performances embodied in approximately 7000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Todd S.Weigel at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 05.04
August 24, 2004

12G3(B)#82-1776
Standard & Poor's Listed

Johnny Cash and Patti Page Sun Records Master Recordings for Sale in Cracker Barrel Stores Throughout the United States

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with Music Mill of Nashville, Tennessee, for Music Mill to manufacture CD's and cassettes for 12 Johnny Cash master recordings and 12 Patti Page master recordings.

These products will be sold in displays in Cracker Barrel stores. Cracker Barrel operates 504 stores throughout the United States.

The company reports, "At Cracker Barrel Old Country Store®, we decided to gather together a collection of music called "American Music Legends." It's our way of paying tribute to some of America's greatest singers, songwriters and musicians."

Sun Entertainment Holding Corporation has the exclusive worldwide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Todd S.Weigel at (800) 665-2454 or Sidney S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com / www.sunrecords.info / www.sunrecords.biz

Luxor Industrial Corporation

From: "Luxor Industrial Corporation" <management@luxorcorp.com>
To: <news@baystreet.com>
Cc: <news@stockwatch.com>
Sent: Tuesday, September 14, 2004 3:29 PM
Subject: Sun News Release - Sept 14, 2004

SUN RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2005 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3J2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 06.04
September 14, 2004

12G3(B)#82-1776
Standard & Poor's Listed

Direct Source to Manufacture and Market Several CDs Containing Sun Master Recordings

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with Direct Source of Montreal, Canada, to manufacture and market several CDs containing Sun master recordings.

Some of the product being issued are CDs by Roy Drusky, Patti Page, Ralph Stanley, Oak Ridge Boys, Dave Dudley as well as other great Sun recording artists.

Recently, Direct Source released a 4 CD box set containing 56 Johnny Cash which is available in all Sam's Wholesale Clubs and Costco Wholesale outlets.

Direct Source currently markets product through Wal-Mart, Target, Sam's Club, Costco and other multi-store chains in North America.

Sun Entertainment Holding Corporation has the exclusive worldwide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman at (800) 665-2454 or Sidney S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com / www.sunrecords.info / www.sunrecords.biz

On Behalf of the Board of Directors

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 01.05
March 4, 2005

12G3(B)#82-1776
Standard & Poor's Listed

SUN ENTERS INTO AGREEMENT WITH APPLE COMPUTER, INC. for SALE of MASTER RECORDINGS to iPOD OWNERS THROUGH APPLE'S iTUNES MUSIC STORE

Sun Entertainment Holding Corporation is pleased to announce that it has entered into a license agreement with Apple Computer, Inc. (Nasdaq: AAPL) for the online sale of Sun's Catalog of more than 8,000 individual master recordings. The agreement is non-exclusive. Sun will receive a significant percentage of revenue for each song downloaded.

The master recordings will be sold online to tens of millions of iPod owners via Apple's iTunes music store. iPOD is a small digital portable music player, manufactured by Apple, which allows the owner to download and store thousands of songs through the internet. In a press release dated January 12, 2005, Apple reported that it had "shipped ... 4,580,000 iPods during the quarter" ended December 25, 2004.

The past few years have seen changes in the method of purchasing music from hard format, i.e. CD's, to digital format, i.e. individual songs. Sun now joins the latest trend for consumers to purchase songs online, through iTunes music store. In a press release dated March 2, 2005, Apple reported that "music fans have purchased and downloaded more than 300 million songs from the iTunes® Music Store".

The agreement with Apple is non-exclusive and Sun is in discussions with other online music stores. Sun will continue to inform its' investors of any developments that occur.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Timea Carlsen at (800) 665-2454 or Sidney S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

On behalf of the Board of Directors

"TOL"